Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF MIX TELEMATICS

Shareholders are advised of the following information relating to the award and acceptance of share appreciation rights (“SARs”) under the MiX Telematics Limited Long-Term Incentive Plan (“LTIP”), the vesting of which will occur on an annual basis in four equal tranches commencing on 14 December 2020 and will be subject to the performance condition of the achievement of 10% compounded annual growth in the MiX Telematics share price. The total value of each award will be determined, for the number of SARs exercised, by calculating the difference between the award price per SAR and the closing share price on the day before the exercise date.

Name of director:	Daniel Reichenberg
Name of subsidiary company:	MiX Telematics International Proprietary Limited
Acceptance date:	18 December 2018
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 500 000 ordinary shares
Award price per SAR:	R9.65
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

19 December 2018

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